UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2016

Commission File Number 001-31930

ATLATSA RESOURCES CORPORATION

(Translation of registrant’s name into English)

15th Floor, 1040 West Georgia Street,

Vancouver, British Columbia, Canada, V6E 4H8

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document	Description

1.	Atlatsa Announces Audited Results for the Quarter and Year Ended December 31, 2015.

Document 1

Media release

ATLATSA ANNOUNCES AUDITED RESULTS FOR THE QUARTER AND YEAR ENDED

DECEMBER 31, 2015

Key features for the 2015 financial year:

• Implementation of operational and financial restructure plan at Bokoni Mine

• Term loan facility agreement entered into with Anglo American Platinum Limited

• Impairment loss of $337 million recognised in FY2015

• New mine management team overseeing the operational and financial restructure plan

• Revenue decreased 13% to $205.7 million

• Total tonnes milled decreased 4% to 1,676,694

• 4E PGM ounces produced relatively flat at 190,740

• Disappointing safety performance with lost-time injury frequency rate (“LTIFR”) at 1.10 from 0.98

March 30, 2016 Atlatsa Resources Corporation (“Atlatsa” or the “Company”) (TSX: ATL; JSE: ATL) announces its operating and financial results for the quarter and year ended December 31, 2015. This release should be read together with the Company’s audited consolidated financial statements for the year ended December 31, 2015 (the “Consolidated Financial Statements”) and the related Management’s Discussion and Analysis of Financial Condition and Results of Operations (the “MD&A”) filed on www.sec.gov and www.sedar.com, which are also available at www.atlatsa.com. Currency values are presented in South African Rand (ZAR), Canadian Dollars ($) and United States Dollars (US$).

*	PGM means platinum group metals (“4E”), comprising platinum, palladium, rhodium and gold.

For further information:

On behalf of Atlatsa Resources Prudence Lebina, Head: Investor Relations Office: +27 11 779 6800 Email: prudencel@atlatsa.com	Russell and Associates Pam McLeod Office: +27 11 880 3924 Mobile: +27 82 872 6387	One Capital Sponsor Services Proprietary Limited Kathy Saunders / Taryn Carter Office: +27 11 550 5010 Email: kathy@onecapital.co.za

Bokoni Mine operating and financial performance

Set out below are summaries of the key operating and financial results for the Bokoni Mine for the quarter and year ended December 31, 2015.

Operating results		FY 2015	FY 2014	% change	Q4 2015	Q4 2014	% change
Tonnes delivered	t	1,681,656	1,745,245	(3.6)	396,756	356,156	11.4
Tonnes milled	t	1,676,694	1,743,781	(3.8)	430,285	454,030	(5.2)
Recovered grade	g/t milled, PGM	3.5	3.6	(2.8)	3.4	3.4	—
PGM oz produced	oz	190,740	194,036	(1.7)	46,698	48,414	(3.5)
UG2 milled to underground output	%	30.0	27.6	8.7	31.4	26.3	19.4
Primary development	metres	7,778	10,735	(27.5)	1,359	2,448	(44.5)
Capital expenditure	$m	25.7	31.1	(17.4)	9.2	6.1	(50.8)
Operating cost/tonne milled	ZAR/t	1,323	1,284	(3.0)	1,288	1,246	(3.4)
Operating cost/PGM oz	ZAR/PGM oz	11,630	11,540	(0.8)	11,866	11,690	(1.5)
LTIFR	Per 200,000 hours worked	1.10	0.98	(12.2)	0.93	0.77	(20.8)

Financial results
Expressed in Canadian Dollars (000’s)	FY 2015	FY 2014	% change	Q4 2015	Q4 2014	% change
Revenue	205,691	237,391	(13.4)	44,511	54,611	(18.5)
Cash operating costs	(222,559)	(227,981)	2.4	(54,128)	(64,198)	15.7
Cash operating profit	(16,868)	9,410	(279.3)	(9,617)	(9,587)	(0.3)
Cash operating margin (%)	(8.2)	4.0	(305.0)	(21.6)	(17.6)	(22.7)
Earnings before interest, taxation, depreciation and amortisation (“EBITDA”)*	(390,248)	1,975	nm	4,471.2	(10,605)	nm
Loss for the period	(368,982)	(49,550)	(644.7)	(17,705)	(24,210)	26.9
Loss attributable to Atlatsa shareholders	(167,069)	(24,609)	(578.9)	(9,195)	(12,240)	24.9
Basic and diluted loss per share – cents	30	5	(500.0)	2	2	0.0

*

EBITDA means earnings before net finance costs, income tax, depreciation and amortisation. EBITDA is not a recognised measure under International Financial Reporting Standards (“IFRS”) and should not be construed as an alternative to net earnings or loss determined in accordance with IFRS as an indicator of the financial performance of Atlatsa or as a measure of Atlatsa’s liquidity and cash flows. While EBITDA is a useful supplemental measure of cash flow prior to debt service, changes in working capital, capital expenditures and taxes, Atlatsa’s method of calculating EBITDA may differ from other issuers and, accordingly, EBITDA may not be comparable to similar measures presented by other issuers. See the section entitled “Segment Information” of the Consolidated Financial Statements for a reconciliation of EBITDA to net income / (loss).

nm: not meaningful

Safety and health

Bokoni Mine’s LTIFR was 1.10 per 200,000 hours worked compared to 0.98 in 2014, a decrease of 12.2%. 19 Section 54 safety stoppages were imposed by the South African Department of Mineral Resources (“DMR”) at the operations, resulting in a loss of 3,280 4E PGM ounces compared to 16 stoppages in 2014 that had resulted in 1,622 4E PGM ounces lost.

The safety and health of our employees continues to be a major focus at the Company’s operations as management remains committed to the principle of zero harm at all of its operations.

Operational and financial restructure plan at Bokoni Mine

To ensure the future sustainability of Bokoni Mine, the Company announced on September 16, 2015 implementation of an operational and financial restructure plan (“Restructure Plan”) at its Bokoni Mine. The primary objective of the Restructure Plan is to enable Bokoni Mine to endure a prolonged period of depressed PGM commodity prices, by reducing its existing cost structure and increasing production volumes of higher grade ore from underground operations.

In reviewing the overhead structures of the Company, Atlatsa has reduced its aggregate monthly corporate office operating costs by at least ZAR1.0 million ($0.1 million) per month on a sustainable basis. The monthly management fee payable by Bokoni Mine to Atlatsa has also been reduced by 11%.

Bokoni Mine had issued a Section 189 (3) notice to relevant parties pursuant to Section 189A of the South African Labour Relations Act, 1995 (Act No 66 of 1995). Management is pleased to announce that a retrenchment agreement was signed by all recognised labour unions on February 8, 2016. Bokoni Mine’s labour complement reduced by 8.0% from 6,101 as at December 31, 2014 to 5,613 as at December 31, 2015. The reduction is made up of a 13.4% decrease in contractors and a 4.3% decrease in own-mine employees. Mine management is currently engaged in a redeployment process post signature of the retrenchment agreement, after which, retrenchment of certain employees who cannot be redeployed could take place. The Restructure Plan targets a total labour complement of approximately 3,500 employees for Bokoni Mine.

As at December 31, 2015, the Restructure Plan was underway and is anticipated to be fully completed by Q2 2016. To date, on base cost calculated from August 2015, operational costs have reduced by 15% on average per month, which was achieved by a substantial reduction in the labour force.

On completion of the Restructure Plan and the current ramp-up phase, Bokoni Mine will be better positioned from both a unit cost and cash flow perspective, as it will:

•	operate from two shaft complexes as opposed to the current four shaft system, thereby reducing costs associated with logistics and support services;

•	reduce its aggregate operating costs by moving from older, higher cost shaft operations to lower cost, new generation and more efficient shaft operations;

•	access higher grade Merensky mining areas at its new generation Brakfontein shaft complex;

•	reduce overall sustaining capital expenditure at its new generation shaft complexes; and

•	significantly reduce its project capital expenditure.

Operational results

During FY 2015, Bokoni Mine tonnes milled decreased by 3.8% to 1,676,694 tonnes, resulting in a relatively flat production of 190,740 4E PGM ounces compared to 194,036 4E PGM ounces produced during FY 2014.

Primary development decreased by 27.5% year-on-year to 7,778 metres as planned, following a strategic decision to reduce development to a level sufficient to meet the Bokoni Mine’s stoping flexibility requirements. Greater emphasis is being placed on secondary development to increase face length available for mining.

Recoveries at the concentrator plant decreased by 1.3% to 88.7% and 4.4% to 85.9% for the Merensky and UG2 concentrate, respectively, as a result of an increase in throughput and processing of lower grade ore from the opencast operation.

Financial results

Revenue decreased by 13.4% year-on-year to $205.7 million as a result of the 10.6% decrease in the ZAR PGM basket price (ZAR10,730 in FY 2015 compared to ZAR12,006 in FY 2014) and a 23.9% decrease in average US$ platinum price from US$1,385 in FY 2014 to US$1,054 in FY 2015. The 17.6% weakening of the exchange rate over the period, from ZAR10.85/US$ in 2014 to ZAR12.76/US$ in 2015 was not sufficient to offset the negative impact resulting from a continued decline in US$ PGM prices.

Total cash operating costs were 2.4% lower reflecting the decrease in tonnes milled. Although overall tonnes milled decreased, the underground tonnes from the two remaining shafts were up by 12% which offsets the decrease in cash operation costs. The cost profile is attributable to:

•	3.7% increase in labour costs as a result of annual wage increases during the year offset by voluntary severance packages taken;

•	17.6% decrease in contractor costs mainly as a result of decreased tonnes delivered at the Klipfontein opencast mine as well the implementation of the Restructure Plan;

•	2.7% decrease in stores costs due to a decrease in square metres mined and working cost development;

•	3.0% increase in utility costs as a result of increased production and 12.7% rate increase in the power tariff by Eskom Holdings Limited; and

•	4.5% increase in sundries mainly due to an increase in costs to third party suppliers associated with the transfer of tonnes to the concentrator and waste areas, in-line with a corresponding increase in underground production.

Cost per tonne milled for FY 2015 was $133 (ZAR1,323) compared to $131 (ZAR1,284) in FY 2014 with cost per 4E ounce remaining relatively flat at $1,169 (ZAR11,630) compared to $1,176 (ZAR11,540) in FY 2014.

Total capital expenditure for the year ended December 31, 2015 was $25.7 million, compared to $31.1 million for the year ended December 31, 2014, comprising 35% sustaining capital and 65% project expansion capital associated with the two key ramp-up shaft operations. The decrease in capital expenditure is due to cash preservation strategies employed by management without compromising Bokoni Mine’s development plans.

Financial results – Atlatsa
Expressed in Canadian Dollars (000’s)	FY 2015	FY 2014	% change	Q4 2015	Q4 2014	% change
Revenue	205,691	237,391	(13.4)	44,511	54,611	(18.5)
Cost of sales	(260,574)	(264,758)	1.6	(66,093)	(71,365)	7.4
Gross loss	(54,883)	(27,367)	(100.5)	(21.583)	(16,754)	(28.8)
General, administrative and other expenses	(9,359)	(12,742)	26.5	(1,474)	(4,764)	69.1
Restructuring costs	(14,926)	-	nm	7.0	-	nm
Impairment loss	(337,064)	-	nm	-	-	nm
Operating (loss) / profit	(416,233)	(40,110)	(937.7)	(16,044)	(21,518)	25.4
Net finance costs	(23,645)	(15,973)	(48.0)	(6,640)	(4,659)	(42.5)
Income tax	70,896	6,532	985.3	4,979	1,967	153.1
(Loss) / profit for the period	(368,982)	(49,550)	(644.7)	(17,705)	(24,210)	26.9
(Loss) / profit attributable to Atlatsa shareholders	(167,069)	(24,609)	(578.9)	(9,195)	(12,240)	24.9
Basic (loss) / profit per share – cents	(30)	(5)	(500.0)	(2)	(2)	-
Headline loss per share – cents**	(9)	(4)	(125)	(2)	(2)	-

**	Headline loss per share is not a recognized measure under IFRS and should not be construed as an alternative to basic earnings or loss determined in accordance with IFRS as an indicator of the financial performance of Atlatsa. It is an additional earnings number used as a way of dividing the IFRS reported profit between re-measurements that are more closely aligned to the operating / trading activities of the entity, and the platform used to create those results. The starting point is basic earnings excluding “separately identifiable re-measurements” (as defined in Circular 2/2013 issued by the South African Institute of Chartered Accountants), net of related tax (both current and deferred) and related non-controlling interest other than re-measurements specifically included in headline earnings (“included re-measurements”, as defined).

nm: not meaningful

Impairment testing

As a result of the economic climate and the significant re-rate in forecasted metal prices, the Company tested the carrying value of its assets for impairment and recognised an impairment loss of $337.1 million (as at June 30, 2015) with respect to property, plant and equipment as well as goodwill.

Earnings

The basic and diluted loss per share was ($0.30) for FY 2015 compared to ($0.05) in FY 2014. The basic and loss per share is based on the loss attributable to the shareholders of the Company of $167.1 million compared to the loss attributable to the shareholders of the Company of $24.6 million in FY 2014.

For comparative purposes, adjusting for $337.1 million (converted as at June 30, 2015) net impairment loss on carrying value of assets and restructuring costs of $14.9 million recognised in 2014, the loss for the period would have improved by 65.7% compared to $49.6 million loss in 2014.

Issued share capital

As at December 31, 2015, Atlatsa had 554,421,806 issued and outstanding common shares.

New Facility Agreement with Anglo American Platinum Limited

On December 9, 2015, Plateau Resources (Proprietary) Limited, a subsidiary of the Company, entered into a Term Loan Facility Agreement (“the Term Loan Facility”) with Anglo American Platinum, providing a $29.9 million (ZAR334.0 million) facility to enable Atlatsa to advance its share of shareholder loans to Bokoni Holdings (Proprietary) Limited for the sole purpose of enabling Bokoni Mine to fund capital expenditure, working capital expenditure and operating expenses in the event that these costs cannot be funded from internal resources. Anglo American Platinum has committed to fund its 49% pro rata share in accordance with the joint venture shareholders’ agreement between the parties.

The Term Loan Facility bears no interest and replaces the letter of support dated November 10, 2014 received from Anglo American Platinum. The Term Loan Facility is repayable at the earlier of an event of default and December 31, 2018. There will be a mandatory repayment by Atlatsa upon the occurrence of a change of control in the Company or a sale of all or substantially all the assets of Bokoni Mine whether in a single transaction or a series of related transactions.

In agreeing to the terms and conditions of the Term Loan Facility, Atlatsa has agreed to co-operate with Anglo American Platinum in relation to Anglo American Platinum’s acquisition of (i) the prospecting rights held by Kwanda Platinum Mines (Proprietary) Limited and (ii) the prospecting rights in respect of the Central Block mineral properties held by Plateau Resources (Proprietary) Limited (as previously contemplated in the letter of support of November 10, 2014), and (iii) the disposal of all or any part of Anglo American Platinum’s shareholding in Bokoni Mine.

The Term Loan Facility requires that Atlatsa implements initiatives to reduce operating cash losses and to the extent possible, the stay-in-business capital expenditure (excluding project capital expenditure) at Bokoni Mine so that Bokoni Mine does not incur an operating loss.

Anglo American Platinum divestment from Atlatsa and Bokoni Mine

Atlatsa remains in discussions with Anglo American Platinum and the Department of Mineral Resources (“DMR”) regarding Anglo American Platinum’s stated intention to exit from Bokoni Mine and Atlatsa. A central theme surrounding these discussions remains the future sustainability of Bokoni Mine.

Anglo American Platinum announced on December 8, 2015 that “In light of the difficult market conditions and negative cash flows incurred by Bokoni, Anglo American Platinum has written off its equity interests in Atlatsa and Bokoni with a carrying value of R1.4 billion. Atlatsa’s ability to service its debt obligations in the context of the current market conditions, where Bokoni Mine is its main source of funding, is doubtful at current price levels. Anglo American Platinum has therefore, for accounting reasons, written off the various loans it has extended to Atlatsa and Atlatsa Holdings (its Black Economic Empowerment shareholder), and those loans it expects to extend in December 2015, with an accounting carrying value of R2.0 billion in aggregate.”

Change of senior management at Bokoni Mine

Bokoni Mine’s previous Managing Director, Mr Dawid Stander’s contract of employment with the Company lapsed on January 31, 2016. The board announced the appointment of Mr Jose Melembe as General Manager at Bokoni Mine effective February 1, 2016. Mr Melembe has extensive mining industry experience, and was previously employed as the production manager at Bokoni Mine’s Brakfontein and Middelpunt Hill shaft operations.

Outlook

The Bokoni Mine remains an operation in development with its key Brakfontein Merensky and Middelpunt Hill UG2 underground development shafts remaining in their ramp-up phase and on target to achieve planned steady state production by Q4 2016 and 2019, respectively.

In a challenging economic environment for South African PGM producers, mine management continues to focus on various initiatives to improve operational efficiencies, disciplined capital allocation and cost management, without comprising Bokoni Mine’s existing ramp up plan.

The principle of zero harm will remain a major focus for the Company with stable labour and stakeholder relations also remaining a priority.

Queries:

On behalf of Atlatsa

Prudence Lebina

Head of Corporate Finance & Investor Relations

Office: +27 11 779 6800

Email: PrudenceL@atlatsa.com

Cautionary note regarding forward-looking information

This document contains “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws that are based on Atlatsa’s expectations, estimates and projections as of the dates as of which those statements are made, including statements relating to anticipated financial or operational performance. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may”, “will”, “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should”, “plan”, “forecasts”, “predicts”, “schedule”, “forecast” and similar expressions.

Atlatsa believes that such forward-looking statements are based on material factors and reasonable assumptions, including the following assumptions: open cast mining and accelerated development of underground shaft systems at Bokoni Mine will have anticipated positive impacts on operations and production; Bokoni Mine will maintain production levels in accordance with mine operating plan; the Restructure Plan will continue to be implemented as planned, and is anticipated to be fully completed on the expected timeframes and will achieve improvements in production and operational efficiencies as anticipated; Bokoni Mine will be better positioned from both a unit cost and cash flow perspective by the Restructure Plan; the Company’s ability to meet the conditions of utilisation of the Term Loan Facility; underground development shafts will remain in their ramp-up phase and achieve planned steady state production by Q4 2016 and 2019; the Platreef Projects will continue to be positive; Safety will continue to be a major focus for the Company; contracted parties provide goods and/or services on the agreed timeframes; equipment necessary for construction and development is available as scheduled and does not incur unforeseen breakdowns; no material labour slowdowns, strikes or community unrest are incurred; plant and equipment functions as specified; geological or financial parameters do not necessitate future mine plan changes; and no geological or technical problems occur.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These include but are not limited to:

•	uncertainties related to achievement of the financial and operational improvements expected as a result of the Restructure Plan;
•	uncertainties related to continued implementation of the Bokoni Mine operating plan and opencast mining;
•	uncertainties related to the timing of the implementation of the Bokoni Mine deferred expansion plans;
•	uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;
•	uncertainties related to expected production rates, timing of production and the cash and total costs of production and milling;
•	uncertainties related to continued availability of capital and financing, including the Company’s ability to satisfy the terms and conditions of Term Loan Facility;
•	uncertainties related to the ability to obtain necessary licences, permits, electricity, surface rights and title for development projects;
•	uncertainties related to the accuracy of our mineral reserve and mineral resource estimates and our estimates of future production and future cash and total costs of production, and the geotechnical or hydrogeological nature of ore deposits, and diminishing quantities or grades of mineral reserves;
•	uncertainties related to unexpected judicial or regulatory proceedings;
•	changes in, and the effects of, the laws, regulations and government policies affecting our mining operations, particularly laws, regulations and policies relating to:
¡	mine expansions, environmental protection and associated compliance costs arising from exploration, mine development, mine operations and mine closures;
¡	expected effective future tax rates in jurisdictions in which our operations are located;
¡	the protection of the health and safety of mine workers; and
¡	mineral rights ownership in countries where our mineral deposits are located, including the effect of the Mineral and Petroleum Resources Development Act, 2002 (Act No 28 of 2002) (South Africa);
•	changes in general economic conditions, the financial markets and in the demand and market price for gold, copper and other minerals and commodities, such as diesel fuel, coal, petroleum coke, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. Dollar, Canadian Dollar and South African Rand;
•	unusual or unexpected formation, cave-ins, flooding, pressures, and precious metals losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks);
•	changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates; environmental issues and liabilities associated with mining including processing and stock piling ore;
•	geopolitical uncertainty and political and economic instability in countries where we operate;
•	the effect of HIV/AIDS on labour force availability and turnover; and
•	labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Atlatsa, investors should review the Company’s Annual Report on Form 20-F for the year ended December 31, 2015 and other disclosure documents available at www.sedar.com and with the United States Securities and Exchange Commission, available at www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLATSA RESOURCES CORPORATION
(Registrant)

Date: March 30, 2016	By:	/S/ BOIPELO LEKUBO
Name: Boipelo Lekubo Title: Chief Financial Officer